FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 333-129217

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: August 11, 2006

Exhibit 99.1

Contact:

Deborah Stapleton/Maria Riley

Stapleton Communications Inc.

650-470-0200

deb@stapleton.com

maria@stapleton.com

Vimicro Announces Second Quarter 2006 Record Revenue

Record Revenue in PC, Notebook, Mobile Multimedia Areas

BEIJING – Aug. 10, 2006 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced its unaudited financial results for the second quarter of 2006, ended June 30, 2006.

Net revenue in the second quarter of 2006 was $32.9 million, up 24 percent from the $26.4 million reported in the first quarter of 2006 and up 32 percent from the $24.8 million reported in the second quarter of 2005.

Second quarter 2006 net income prepared in accordance with generally accepted accounting principles (“GAAP”) was $1.8 million, compared with net income of $3.8 million in the first quarter of 2006 and net income of $4.2 million in the second quarter of 2005. Fully diluted earnings per ADS (each representing four ordinary shares) were $0.05, compared with $0.10 in the first quarter of 2006 and $0.14 in the second quarter of 2005. Second quarter 2006 net income was impacted by $1.3 million in inventory write-downs and $2.3 million in unexpected professional fees incurred as previously announced on July 17, 2006.

Non-GAAP net income in the second quarter, which excludes an $832,000 non-cash share-based compensation charge, was $2.6 million compared with $4.5 million in the first quarter of 2006 and $4.6 million in the second quarter of 2005. Non-GAAP diluted net earnings per ADS for the second quarter of 2006 were $0.07 compared with $0.12 in the first quarter of 2006 and $0.15 in the second quarter of 2005.

“We are pleased with our second quarter results, especially with record revenue in our PC, notebook and mobile multimedia product segments,” said Dr. John Deng, president and chief executive officer. “We believe we are gaining market share in all key areas, as demand for our products continues to increase,” said Dr. Deng.

Conference Call

Vimicro will broadcast its conference call discussion of its second quarter fiscal year 2006 financial results today, Thursday, Aug. 10, 2006 at 2:00 p.m. Pacific time (5:00 p.m. Eastern time).

To listen to the call, please dial (517) 623-4755 approximately 10 minutes prior to the start time. The pass code is: Vimicro. A taped replay will be available approximately one hour after the conclusion of the call and will remain available for one week. To access the replay, dial (402) 220-2193.

The Vimicro financial results conference call will be available via a live webcast on the investor relations section of the company’s web site at www.vimicro.com. Please access the web site approximately 15 minutes prior to the start of the call to download and install any necessary audio software. An archived webcast replay of the call will be available at the web site for one year.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s strategic and operational plans, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted net earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude certain expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2006 (the last business day of second quarter 2006), which was RMB 7.9956 to US$1.00.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of shares data)

	June 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets

Current assets:
Cash	101,114	100,610
Accounts receivable, net	5,665	4,003
Notes receivable	310	1,001
Inventories, net	26,512	21,173
Prepayments and other current assets, net	3,330	1,930
Deferred tax assets	3,235	3,208

Total current assets	140,166	131,925

Investment in associated company	170	171
Intangible assets	100	—
Property, equipment and software, net	5,633	4,960
Other assets	388	327

Total assets	146,457	137,383

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	7,871	4,228
Taxes payable	3,487	3,550
Advances from customers	377	171
Due to an associated company	65	64
Accrued expenses and other current liabilities	7,497	9,080
Deferred grants	326	895

Total current liabilities	19,623	17,988

Non-current liabilities:
Deferred tax liabilities	230	230

Total liabilities	19,853	18,218

Commitments and contingencies

Shareholders’ equity:
Ordinary shares, $.0001 par value. 138,682,797 and 138,606,027 shares issued and outstanding as of June 30, 2006 and December 31, 2005, respectively	14	14
Additional paid-in capital	128,294	127,502
Deferred share-based compensation	—	(682)
Accumulated other comprehensive income	945	596
Accumulated deficit	(2,649)	(8,265)

Total shareholders’ equity	126,604	119,165

Total liabilities and shareholders’ equity	146,457	137,383

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Three months ended
	June 30, 2006	March 31, 2006	June 30, 2005
	(unaudited)	(unaudited)	(unaudited)
Net revenue	32,864	26,405	24,807
Cost of revenue	(22,485)	(16,297)	(16,034)

Gross profit	10,379	10,108	8,773

Operating expenses:
Research and development, net	(3,849)	(3,102)	(1,646)
Selling and marketing	(1,434)	(1,440)	(1,353)
General and administrative	(4,061)	(2,135)	(1,299)

Income from operations	1,035	3,431	4,475

Other income (expense):
Interest income	1,100	965	176
Others, net	(127)	(185)	—

Income before income taxes and share of loss of associated company	2,008	4,211	4,651

Income taxes expense	(221)	(379)	(410)

Net income before share of loss of associated company	1,787	3,832	4,241

Share of loss of associated company, net of tax	(1)	(2)	(1)

Net income	1,786	3,830	4,240

Amount allocated to participating preferred shareholders	—	—	(663)

Other comprehensive loss:
Foreign currency translation adjustment	113	236	(3)

Comprehensive income	1,899	4,066	3,574

Income per share:
-Basic	0.01	0.03	0.04

-Diluted	0.01	0.03	0.04

Income per ADS:
-Basic	0.05	0.11	0.17

-Diluted	0.05	0.10	0.14

Weighted average number of ordinary shares outstanding:
-Basic	136,915,297	136,656,027	82,147,440

-Diluted	148,648,334	146,845,607	100,172,004

Weighted average number of ADS outstanding:
-Basic	34,228,824	34,164,007	20,536,860

-Diluted	37,162,083	36,711,402	25,043,001
______________
* Components of share-based compensation expenses for employees and non-employees are included in the following expense captions:

Research and development	(573)	(440)	(131)
Selling and marketing	(205)	(131)	(80)
General and administrative	(54)	(60)	(148)

Total	(832)	(631)	(359)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended June 30, 2006			Three months ended March 31, 2006			Three months ended June 30, 2005
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Income from operations	1,035	832	1,867	3,431	631	4,062	4,475	359	4,834
Net income	1,786	832	2,618	3,830	631	4,461	4,240	359	4,599
Diluted income per ADS	0.05	0.02	0.07	0.10	0.02	0.12	0.14	0.01	0.15

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.